Exhibit 99.4

Trading Symbol: EZM – TSX

NEWS RELEASE

July 20, 2005	Release 11-05

EUROZINC ANNOUNCES HIGH GRADE COPPER – ZINC INTERSECTIONS FROM ZAMBUJAL OREBODY AT NEVES-CORVO

EuroZinc Mining Corporation (the “Company”) is pleased to announce selected high grade copper and zinc intersections of its undeveloped Zambujal orebody. The Zambujal orebody is one of five polymetallic massive sulphide orebodies comprising the company’s wholly owned Neves-Corvo mine in southern Portugal.

Highlights from the underground diamond drill program at the Zambujal orebody are provided in the table below.

Selected high grade copper – zinc intersections from the Zambujal orebody, Neves-Corvo mine

Drill Hole	From	To	Interval	True Width	Mineral Type	Cu	Pb	Zn
	Metres	Metres	Metres	Metres		%	%	%
FZ198	147.75	150.00	2.25	2.00	Stockwork	10.59	0.08	0.40
FZ131	84.00	91.90	7.90	7.70	Stockwork	3.64	0.20	1.05
FZ107	62.00	76.00	14.00	13.40	Massive Sulphide	0.54	1.29	6.64
FZ306	159.00	182.70	23.70	16.40	Massive Sulphide	24.80	0.14	7.78
FZ286	116.00	127.30	11.30	8.50	Massive Sulphide	4.15	0.63	2.28
FZ290	94.00	99.00	5.00	4.50	Massive Sulphide	6.46	0.20	1.56
FZ291	73.00	82.00	9.00	7.50	Massive Sulphide	4.99	0.17	1.27
FZ295	47.00	60.00	13.00	10.90	Massive Sulphide	5.92	0.18	1.87
FZ301	75.00	93.00	18.00	15.90	Massive Sulphide	13.51	0.30	8.68
FZ305	76.15	87.10	10.95	10.60	Massive Sulphide	5.69	0.35	2.58
FZ314	108.00	119.00	11.00	10.30	Massive Sulphide	6.91	1.18	1.76
FZ314	146.00	155.00	9.00	8.50	Massive Sulphide	0.49	0.45	7.25
FZ303	138.60	144.00	5.40	5.40	Massive Sulphide	4.54	0.42	3.68
FZ278	157.00	169.00	12.00	12.00	Massive Sulphide	4.61	0.88	5.12

The infill drill program, while focussed on upgrading inferred resources to the indicated category and defining the limits of the deposit, has identified higher grade copper and zinc zones within the orebody, which remains open to the southeast. For a complete table of drill intersections and a plan map showing their location, please visit the company website at www.eurozinc.com.

João Carrêlo, the newly appointed Managing Director of Somincor regarded this “welcoming gift” as “confirmation of the tremendous potential of the Neves-Corvo deposit which continues to deliver high grade mineralization as the company pursues a strong exploration program within the mine lease and the extensive surrounding exploration concessions. The diamond drilling and underground development program at Zambujal will continue through 2005 with production from this orebody scheduled in 2006.”

The orebody is located above the main haulage level in the mine and therefore the ore will not need to be handled by the underground conveying system. At present it is estimated that the current mineral resource at Zambujal will provide at least 10% of Neves-Corvo’s copper production for the next 10 years. An update on the contribution of this orebody will be determined when this phase of the drilling program is complete and the year end mineral resource estimate is completed.

EuroZinc Mining Corporation is a Canadian based company engaged in the acquisition, exploration, development and mining of base metal deposits internationally.

For further information please contact:

Colin K. Benner	Ron Ewing	Troy Winsor
Vice Chairman and CEO	Executive Vice President	Manager, Investor Relations
(604) 681-1337	(604) 681-1337	1-888-225-9662

Garnet L. Dawson, P.Geo. is Vice-President of Exploration for EuroZinc Mining Corporation and the designated Qualified Person for Mineral Resource estimates at the Neves Corvo Mine. He has reviewed the drilling, quality assurance - quality control, and data verification programs that were used in this estimate. Drill core samples are analyzed at the company’s fully accredited ISO mine site laboratory by x-ray fluorescence (copper, lead, zinc, sulphur, iron, tin, arsenic, antimony and bismuth), electrogravimetry (copper), or atomic absorption (silver, mercury). Samples with greater than 2 % copper are re-analyzed by electrogravimetry.

The TSX has not reviewed and does not accept responsibility for the adequacy or the accuracy of this release. Certain of the information contained herein constitutes "forward-looking statements" within the meaning of the Private Litigation Reform Act of 1995 of the United States. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of EuroZinc Mining Corporation to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, metal price volatility, economic and political events affecting metal supply and demand, fluctuations in ore grade, tonnes of ore milled, geological, technical, and mining or processing problems. Although EuroZinc Mining Corporation has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause actual results not to be anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Accordingly, prospective investors should not place undue reliance on forward-looking statements.

EuroZinc Mining Corporation, 1601 – 543 Granville Street, Vancouver, B.C.  V6C 1X8

Tel: (604) 681-1337   Fax: (604) 681-1339   Website: www.eurozinc.com